Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

ViroPharma Incorporated

Schedule of Ratio of Earnings to Fixed Charges

	Year
	1999	2000	2001	2002	2003
Net Loss from continuing operations	(29,500,038)	(41,817,374)	(78,481,204)	(26,622,883)	(36,941,939)
Add:
Fixed charges	404,756	10,062,007	11,938,260	11,393,160	8,838,401

Earnings as adjusted	(29,095,282)	(31,755,367)	(66,542,944)	(15,229,723)	(28,103,538)

Fixed Charges:
Interest (gross)	153,956	9,102,914	10,800,693	10,248,483	7,825,657
Portion of rent representative of the interest factor	250,800	280,830	319,110	358,962	400,253
Amortization of debt issuance costs	—	678,263	818,457	785,715	612,491

Total fixed charges	404,756	10,062,007	11,938,260	11,393,160	8,838,401

Deficiency of earnings to cover fixed charges	29,500,038	41,817,374	78,481,204	26,622,883	36,941,939

Rent expense	760,000	851,000	967,000	1,087,763	1,212,889
	33%	33%	33%	33%	33%